EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in Millions, Except Ratios)

	Nine Months
	Ended
	September 30,	Years Ended December 31,
	2007	2006	2005	2004	2003	2002

Earnings (loss)(1)
(Loss) income from continuing operations before income taxes	$(11.0)	$(5.0)	$(186.6)	$(267.0)	$(372.8)	$115.8

Fixed charges(1)
Interest expense and other charges	172.0	218.7	181.9	172.0	206.6	158.3
Interest factor of net operating rents(2)	136.6	185.1	183.9	190.0	192.7	183.8

Total fixed charges	308.6	403.8	365.8	362.0	399.3	342.1

Earnings (loss), as adjusted	$297.6	$398.8	$179.2	$95.0	$26.5	$457.9

Ratio of earnings to fixed charges(3)	N/A	N/A	N/A	N/A	N/A	1.3

(1)	Earnings (loss) consist of (loss) income from continuing operations before income taxes, income applicable to minority interests and equity in net income of unconsolidated affiliates. Fixed charges consist of interest on indebtedness, amortization of debt discount, waiver and other amendment fees, debt issuance costs (all included in interest expense) and the portion of net rental expense deemed representative of the interest component (one-third).

(2)	We have calculated the interest factor of net operating rent as one third of our operating rent, as this represents a reasonable approximation of the interest factor.

(3)	We had a less than 1:1 ratio of earnings to fixed charges due to our loss in the nine months ended September 30, 2007 and years ended December 31, 2006, 2005, 2004, and 2003. To provide a 1:1 coverage ratio for the deficient periods, results as reported would have required additional earnings of $11.0, $5.0, $186.6, $267.0 and $372.8 in the nine months ended September 30, 2007 and the years ended December 31, 2006, 2005, 2004 and 2003, respectively.